Rule 424(b)(4)
                                               Reg. No. 333-17005
PROSPECTUS

                        2,279,952 Shares
                       DEPARTMENT 56, INC.
                          Common Stock
                   (par value $.01 per share)
                       ------------------
The 2,279,952 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Department 56, Inc., a Delaware corporation (the "Company"), are being offered by the Selling Stockholders named herein. See "Selling Stockholders" and "Plan of Distribution." These shares represent approximately 10.6% of the total number of shares of Common Stock outstanding as of December 30, 1996. On Friday, January 3, 1997, the last reported sale price of the Common Stock, listed under the symbol "DFS", on the New York Stock Exchange was $24.25 per share.

                       ------------------

     See "Risk Factors," beginning on page 3, for a discussion of certain factors which should be considered by prospective purchasers of the Common Stock offered hereby.

                       ------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       ------------------

     Selling Stockholders may sell the shares being offered hereby in transactions on the New York Stock Exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated or fixed prices.
Selling Stockholders may sell some or all of the shares in transactions involving broker-dealers, who may act either as agent or principal. To the extent required, the aggregate amount of Common Stock being offered and the terms of the offering, the names of the Selling Stockholders, the names of any such agents, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock will be the selling price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. The Company will pay substantially all of the expenses to be incurred, including those to be incurred by the Selling Stockholders, in connection with the Registration Statement of which this Prospectus is a part (other than such commissions and discounts), estimated to be $100,000. See "Selling Stockholders" and "Plan of Distribution" herein for a description of indemnification arrangements between the Company and the Selling Stockholders and possible indemnification arrangements for agents, dealers and underwriters. None of the proceeds from the sale of the Common Stock will be received by the Company.

     The Selling Stockholders and any agents, dealers or underwriters that participate with the Selling Stockholders in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Common Stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act.

         The date of this Prospectus is January 3, 1997.





                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information, as well as the Registration Statement and the consolidated financial statements, schedules and exhibits thereto, may be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material or any part thereof may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549 at prescribed rates. The SEC also maintains a Web site (http://www.sec.gov) from which such reports, proxy statements and other information concerning the Company may be obtained. The Common Stock is traded on the New York Stock Exchange ("NYSE") and such reports and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005.

     The Company has filed with the Commission in Washington, D.C. a Registration Statement (of which this Prospectus is a part and which term shall encompass any amendments thereto) on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained herein concerning the provisions of any document are not necessarily complete; reference is made to the exhibits for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. All material elements of any such documents or descriptions are included in this Prospectus. For further information pertaining to the shares offered hereby and to the Company, reference is made to the Registration Statement, including the consolidated financial statements, schedules and exhibits filed as a part thereof and incorporated therein by reference.

     The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents).
Such requests should be directed to the Corporate Secretary, Department 56, Inc., One Village Place, 6436 City West Parkway, Eden Prairie, MN 55344 (telephone (612) 944-5600).

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995, its Current Reports on Form 8-K, dated February 12, 1996, February 15, 1996 and November 14, 1996, its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 30, 1996, June 29, 1996 and September 28, 1996, and the description of its Common Stock set forth in its Form 8-A, dated April 23, 1993, as amended, and all documents incorporated by reference therein, all of which have been filed with the Commission, are hereby incorporated by reference into this Prospectus. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus will be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                           THE COMPANY

     The Company is a leading designer, importer and distributor of fine quality collectibles and other giftware products sold through gift, home accessory and specialty retailers. The Company is best known for its Village Series of collectible, handcrafted, lit ceramic and porcelain houses, buildings and related accessories in the Original Snow Village Collection and The Heritage Village Collection as well as its extensive line of holiday and home decorative accessories, including its Snowbabies collectible porcelain and pewter handpainted figurines.

     The Company's principal executive offices are located at One
Village Place, 6436 City West Parkway, Eden Prairie, MN 55344, and the telephone number of the Company is (612) 944-5600.

                          RISK FACTORS

     In addition to the matters described in the documents incorporated by reference herein, the following Risk Factor should be considered by prospective purchasers of the Common
Stock offered hereby:

Foreign Manufacturing And Restrictions On Imports.

     The Company does not own or operate any manufacturing facilities and imports most of its products from manufacturers in the Pacific Rim, primarily The People's Republic of China, Taiwan
(Republic of China) and The Philippines. The Company also imports a small percentage of its products from sources in Europe, primarily Italy, England and Germany.

     The Company's ability to import products and thereby satisfy customer orders is affected by the availability of, and demand for, quality production capacity abroad. The Company competes with other importers of specialty giftware products for the limited number of foreign manufacturing sources which can produce detailed, high-quality products at affordable prices. The Company is subject to the following risks inherent in foreign manufacturing: fluctuations in currency exchange rates; economic and political instability; transportation delays; restrictive actions by foreign governments; nationalizations; the laws and policies of the United States affecting importation of goods (including duties, quotas and taxes); and trade and foreign tax laws. In particular, the Company's costs could be adversely affected if the currencies of other countries in which the Company conducts business appreciate significantly relative to the United States dollar.

     Substantially all of the Company's products are subject to United States customs duties and regulations pertaining to the importation of goods, including requirements for the marking of certain information regarding the country of origin on the Company's products. In the ordinary course of its business, from time to time, the Company is involved in disputes with the United States Customs Service regarding the amount of duty to be paid, the value of merchandise to be reported or other customs regulations with respect to certain of the Company's imports, which may result in the payment of additional duties and/or penalties, or which may result in the refund of duties to the Company. The United States and the countries in which the Company's products are manufactured or shipped may, from time to time, impose new quotas, duties, tariffs or other charges or restrictions, or adjust presently prevailing quotas, duty or tariff levels, which could adversely affect the Company's financial condition or results of operations or its ability to continue to import products at current or increased levels. In particular, the Company's costs may be increased, or the mix of countries from which it sources its products may be changed, in the future if countries which are currently accorded "Most Favored Nation" status by the United States cease to have such status or the United States imposes retaliatory duties against imports from such countries. The Company cannot predict what regulatory changes may occur or the type or amount of any financial impact on the Company which such changes may have in the future.

     In fiscal year 1995, approximately 40% (as compared to 29% in 1994) of the Company's imports were manufactured in The People's Republic of China, which is currently accorded "Most Favored Nation" status and generally is not subject to U.S. retaliatory duties. The proportion of the Company's imports manufactured in The People's Republic of China increased in 1996 and the Company expects such proportion will increase further in the future. Various commercial and legal practices widespread in The People's Republic of China, including the handling of intellectual properties, as well as certain political and military actions taken by The People's Republic of China in relation to Taiwan, are under review by the United States government and, accordingly, the duty treatment of goods imported from The People's Republic of China is subject to political uncertainties. To the extent The People's Republic of China ceased to have "Most Favored Nation" status or its exports were subject to political retaliation, the cost of importing products from such country would increase significantly, and the Company believes that there could be a short-term adverse effect on the Company until alternative manufacturing arrangements were obtained.

                         USE OF PROCEEDS

     The shares of Common Stock covered by this Prospectus are offered for the account of the Selling Stockholders. The Company will not receive any of the proceeds from the sale of Common
Stock offered hereby.  See "Selling Stockholders".

                      SELLING STOCKHOLDERS

     The Selling Stockholders consist of individuals, corporations, trusts and other entities that have undivided interests in the Partnerships discussed in "Plan of Distribution." Following the distribution of the shares held by the Partnerships to such persons, they will hold the shares for their own accounts. Except for Nicholas C. Forstmann, Theodore
J. Forstmann, Wm. Brian Little, Sandra J. Horbach and Arthur T. Shorin, who are directors of the Company, none of the Selling Stockholders has held a position, office or had a material relationship with the Company within the past three years other than as a result of the ownership of the Common Stock and certain debt instruments of the Company, and the ownership of interests in the Partnerships.

     The following table sets forth for each Selling Stockholder the number of shares of Common Stock beneficially owned, as of the date hereof, after giving pro forma effect to the distribution of shares by the Partnerships. Except as specifically indicated in the notes to the table, this Prospectus covers the offering by the Selling Stockholders of all of the shares listed in the table, and if all of such shares are sold by the Selling Stockholders, the Selling Stockholders will no longer own any shares of Common Stock (other than shares, if any, purchased after the date hereof):

                                            SHARES BENEFICIALLY
                                              OWNED FOLLOWING
                                               DISTRIBUTION
                                            -------------------
                 Name                        Number    Percent
---------------------------------------     -------    -------
William R. Acquavella                          3,391        *
Aetna Casualty & Surety Company                8,387        *
Aetna Life Insurance Company                  47,199        *
William J. Armfield, IV                          848        *
BankAmerica Capital Corporation              139,846        *
Michel C. Bergerac                             3,391        *
Bankers Trust Company as Trustee              95,922        *
  of the GTE Service Corporation Plan
  for Employees' Pensions
Pitt & Co.                                    45,925        *
3M Employee Retirement Income Plan            44,908        *
Kodak Retirement Income Plan                  98,384        *
Eli Broad                                     25,430        *
James E. Burke                                 1,695        *
Capiltech Holding Corp.                        5,086        *
Boeing Employee Retirement Plan              138,117        *
James J. Delmonico                               509        *
Citibank FSB as Directed Trustee              53,385        *
  of the Delta Master Trust
Trustees of General Electric                 285,047      1.3%
  Pension Trust (1)
Richard P. Hausman (1)                         4,195        *
Herbert Family Trust, UA Dtd. 4/20/82          1,356        *
Marilyn Hausman, Successor Trust UA              847        *
  Dtd. 1/29/91
Gavin Herbert, Successor Trust,                  847        *
  UA Dtd. 1/29/91
Lewis J. Whitney, III, TTEE                      170        *
William J. Cox                                   170        *
Hillman/Dover Limited Partnership             33,907        *
Chase Manhattan Bank as directed             227,069      1.1%
  Trustee for the IBM Retirement Fund
Indofin Partners L.P.                          3,391        *
Robert F. Johnston                             2,543        *
Hare & Co.                                    27,956        *
George A. Kellner                              1,695        *
Kincaid Family Trust                             848        *
Steven M. Kincaid                                848        *
Terry Allen Kramer                             5,086        *
Jader Trust #4                                 8,477        *
John J. Langdon (1)                            2,695        *
Roger D. Lapham, Jr.                             678        *
Lilly F. Lawrence                                424        *
Howard H. Leach Living Trust Dtd.              8,115        *
  9/5/86 as amended 2/17/95
Gretchen Leach Living Trust                      330        *
Dayna Karol Parker                                32        *
Leeway & Co.                                 196,588        *
The London Mortgage Trust Ltd.                 5,086        *
CBC Capital Partners, Inc.                    70,338        *
Pension Reserves Investment                   34,455        *
  Management Board (1)
McMicking Ventures I                             848        *
Merifin Capital N.V.                          16,953        *
Kane & Co. (New York State Common            179,635        *
  Retirement Fund)
T.I. Employees Pension Trust                  53,385        *
Henry M. O'Neill                               5,086        *
Ophelia Holdings Inc.                          3,391        *
Roger S. Penske                                1,695        *
Arthur T. Shorin (1)(2)                       36,695        *
Joel B. Leff                                   1,695        *
Daniel J. Sullivan                             1,695        *
Tinicum Investors                             16,529        *
State of Wisconsin Investment Board (1)      531,941      2.47%
Cecile Zilkha                                  3,391        *
Kenneth F. Yontz                                 848        *
Transom Investments N.V.                      33,907        *
Richard W. Vieser                              1,695        *
Theodore J. Forstmann                         93,412        *
Wm. Brian Little (1)                          81,006        *
Judith A. Billings                               827        *
Judith A. Little                               1,707        *
Gregory S. Little                              1,707        *
Jacqueline P. Little                           1,707        *
Nicholas C. Forstmann                         48,394        *
John A. Sprague                               23,568        *
Steven B. Klinsky                             22,922        *
Winston W. Hutchins                            5,251        *
Sandra J. Horbach (1)                         10,046        *
-----------------

* The percentage of shares of Common Stock beneficially owned is less than one percent of the outstanding shares of Common
     Stock.

(1) Includes the following number of shares in addition to the shares being distributed from the Partnerships: State of Wisconsin Investment Board, 450,600 shares; Trustees of General Electric Pension Trust, 10,000 shares; Pension Reserves Investment Management Board, 6,500 shares; Richard
     P. Hausman, 2,500 shares; John J. Langdon, 1,000 shares; Sandra J. Horbach, 5,000 shares; Arthur T. Shorin, 35,000 shares; Wm. Brian Little, 25,000 shares. These shares are not being offered pursuant to this Prospectus and (unless sold otherwise than pursuant to this Prospectus) will continue to be beneficially owned by such Selling Stockholders following the sale of all shares offered hereby.

(2) Includes options to purchase 30,000 shares of Common Stock of the Company. Each director who is neither a partner in FLC Partnership, L.P. nor a current or former officer of the Company or its subsidiaries was granted, in connection with his initial election to the Board of Directors of the Company, an option to purchase 30,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of the grant and becoming exercisable in equal annual installments over a period of 3 years.

                      PLAN OF DISTRIBUTION

     On January 3, 1997, Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV ("MBO-IV") and Department 56 Partners, L.P. ("Department 56 Partners," and, together with MBO-IV, the "Partnerships") which previously owned beneficially approximately 5.0% and 5.6% of the outstanding shares of Common Stock, respectively, will distribute, pursuant to the Registration Statement of which this Prospectus is a part (the "Distribution"), all of the shares of Common Stock owned by each of them to their respective partners. In certain instances, some of the partners of the Partnerships will further distribute such shares of Common Stock to their ultimate beneficial owners (some of whom already own shares of Common Stock in their individual capacities), all of which shares are being offered for sale hereby. The distributees of the shares of Common Stock previously owned by the Partnerships are hereinafter collectively referred to as the "Selling Stockholders," each of whose name and share ownership is set forth under the caption "Selling Stockholders." The Company has agreed to register under the Securities Act the shares of Common Stock being sold by the Selling Stockholders. The Company will pay substantially all of the expenses to be incurred by the Selling Stockholders in connection with the Registration Statement of which this Prospectus is a part (other than commissions and discounts), estimated to be $100,000. The Company will not receive any proceeds from this offering. The Company has agreed to indemnify the Selling Stockholders and their agents, underwriters and dealers against certain civil liabilities, including liabilities under the Securities Act.

     Selling Stockholders may sell the shares being offered hereby in transactions on the NYSE, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated or fixed prices. Selling Stockholders may sell some or all of the shares in transactions involving broker-dealers (including, among others, Goldman, Sachs & Co., who will initially be acting as custodian with respect to some of the shares distributed to the Selling Stockholders), who may act either as agent or principal, and who may receive compensation in the form of discounts, commissions or concessions from Selling Stockholders or the purchaser of shares for whom such broker-dealers act as agent or to whom they sell as principal, or both.

     At the time a particular offer of shares of Common Stock is made, a Prospectus Supplement will be distributed, to the extent required, which will set forth the aggregate number of shares of Common Stock being offered and the material terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price to be paid by any underwriter or dealer for Common Stock purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

     The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of the Common Stock may be deemed to be "underwriters" under the Securities Act, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

                             EXPERTS

     The consolidated balance sheets of the Company as of December 30, 1995 and December 31, 1994, the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 30, 1995, December 31, 1994 and January 1, 1994 and the related financial statement schedules, incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 30, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                          LEGAL OPINION

     The validity of the shares of Common Stock being offered by this Prospectus is being passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations.

=================================================================

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates or an offer to sell, or the solicitation of an offer to buy, such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to its date.


                        TABLE OF CONTENTS
                                                          Page
                                                          ----
Available Information.......................................2
Incorporation of Certain Documents by Reference.............2
The Company.................................................3
Risk Factors................................................3
Use Of Proceeds.............................................4
Selling Stockholders........................................4
Plan of Distribution........................................7
Experts.....................................................7
Legal Opinion...............................................7

=================================================================

                        2,279,952 Shares

                       DEPARTMENT 56, INC.

                          Common Stock

                   --------------------------
                           PROSPECTUS
                   --------------------------

                         January 3, 1997

=================================================================